# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
Ragnar Labs, Inc.

***Legal status of issuer***

> ***Form***
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> March 29, 2018

***Physical address of issuer***
1818 Westlake Ave N, Suite 232, Seattle, WA 98109

***Website of issuer***
https://www.gildiwallet.com

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
 Crowd Note

***Target number of Securities to be offered***
N/A

***Price (or method for determining price)***
Determined in conjunction with a broker-dealer.

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
  Yes
☐  No

***Oversubscriptions will be allocated:***
☐  Pro-rata basis
  First-come, first-served basis
☐  Other:

***Maximum offering amount (if different from target offering amount)***
$750,000

***Deadline to reach the target offering amount***
December 13, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
6

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $17,078 | $0 |
| **Cash & Cash Equivalents** | $1,443 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $474,736 | $0 |
| **Long-term Debt** | $52,773 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $-511,281 | $0 |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
## October 8, 2019

## Ragnar Labs, Inc.



## Up to $750,000 of Crowd Notes

Ragnar Labs, Inc. dba GILDI ("Ragnar Labs", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 13, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by December 13, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 6, 2019 will be permitted to increase their subscription amount at any time on or before December 13, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 6, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 13, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's**

**management.** When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.gildiwallet.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.seedinvest.com/gildi.wallet

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ragnar Labs, Inc. is a Delaware C-Corporation, formed on March 29, 2018. The Company is currently also conducting business under the name of GILDI.

The Company is located at 1818 Westlake Ave N, Suite 232, Seattle, WA 98109.

The Company's website is https://www.gildiwallet.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/gildi.wallet and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

### The Offering

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $750,000 |
| **Purchase price per Security** | Determined in conjunction with a broker-dealer.Not Applicable |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | December 13, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 13 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 11, 13, 17, and 18. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The crypto asset hardware wallet market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company forecasts project aggressive growth post-raise.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.*** In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product.*** It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

***The Company's cash position is relatively weak.*** The Company currently has only $9,152.52 in cash balances and liquid assets as of September 30, 2019. This equates to 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company may not be successful in obtaining issued patents.*** The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***The Company's success is dependent on consumer adoption of crypto asset hardware wallets, a relatively unproven market.*** The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for crypto asset hardware wallets is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of crypto asset hardware wallets that the Company has experienced in the past will continue in the future.

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.*** It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive crypto asset hardware wallets space. Additionally, the product may be in a market where customers will not have brand loyalty.

***The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.*** Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

***The Company is subject to rapid technological change and dependence on new product development.*** Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

***The Company is still beta testing the first version of their application.*** Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

***As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations.*** In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

***Blockchain networks face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia.*** Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the tokens may be exchanged, the liquidity of the tokens, the ability to access marketplaces or exchanges on which to trade the tokens, and the structure, rights, and transferability of tokens.

***The Company does not have an employment contract in place with its employees.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the Company's employees were to leave Ragnar Labs, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

***The Company's Directors, Matthew Lebedev and Alexander Lebedev, are the sole Directors, and as a result, are solely responsible for making critical decisions for the Company, such as whether to raise money and whether to enter into important strategic transactions.*** Matthew Lebedev and Alexander Lebedev have the ability to control the outcome of all matters submitted to the Company for approval, including the election, removal, and replacement of Directors, and any merger, consolidation, or sale of all or substantially all of the Company's assets.

***Not all of the founders or key employees are currently working full time for the Company.*** As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

***The company has conducted related party transactions.*** On April 3, 2018, the Company entered into a Demand Promissory Note with one of the co-founders for $150,000. Funds are being advanced to the Company on an as-needed basis, and accruing interest at 6% per annum. Accrued interest is due and payable on December 31, 2020. On August 14, 2019, an addendum to the note was signed stating that the note will not be repaid with proceeds from the crowdfunding campaign. At December 31, 2018, there was $51,100 and $1,673 outstanding in principal and accrued interest, respectively. During 2018, the Company incurred $125,346 in research & development costs from a company owned by one of the co-founders.

***The Company has not filed a Form D for its SAFE offering from 2018.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

**Risks Related to the Securities**
***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the

1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000 as being an indication of the Company's value.

***We have not assessed the tax implications of using the Crowd Note.*** The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

***The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.*** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

***You may have limited rights.*** The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

***You will be bound by an investor proxy agreement which limits your voting rights.*** As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 85% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

## BUSINESS

**Description of the Business**
The credit card-sized GILDI Wallet is waterproof, durable, tamper-responded, tamper-evident, supply chain traceable, Bluetooth enabled, and offers a similar UX to traditional smartphones. Furthermore, assets are protected by two independent layers of encryption, a dedicated secure app processor, and an isolated, secure enclave to store private keys.

**Business Plan**
By combining both hardware and mobile software, GILDI is a one-stop shop to monitor or exchange current digital assets as well as research potential new investments.

**Competition**
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

According to Blockchain.com, as of April 2019 there are over 36M registered wallet users, while Coinbase has added over 5M new users in the past 10 months of 2019.

According to Mordor Intelligence report, the hardware wallet market was valued at USD 128.69 million in 2018 and is expected to reach USD 495.9 million by 2024 at a CAGR of 24.93% over the forecast period (2019 - 2024).

Ledger.com has published that it sold more than 1.5M hardware wallets in the last two years, representing a small fraction of the acquired crypto global user market.

Fidelity and Bakkt are opening their global market users to cryptos, with Facebook in regulatory stages to introduce their crypto token to their 1.7B global users., while Telegram with 300M global users is releasing their digital GRAM token with plans to open crypto trading within their social messaging platform.

**Intellectual Property**

The Company is dependent on the following intellectual property:

*Provisional Patent Applications*

The Company has filed provisional patent applications. The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

| Application or Registration # | Title | File Date | Country/Organization |
|---|---|---|---|
| 62775367 | DEVICE AUTHENTICATION AND SESSION CONFIDENTIALITY SYSTEM | 07/26/18 | USA |
| 62703530 | METHOD SYSTEM AND METHOD FOR DETERMINING INTRUSION | 07/26/18 | USA |

**Litigation**

None.

**USE OF PROCEEDS**

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Salaries | 36% | 36% | 36% |
| Marketing | 4% | 4% | 4% |
| R&D | 40% | 40% | 40% |
| Production/QC | 20% | 20% | 20% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Matthew Lebedev | Co-Founder (April 2018 - Present) | Ragnar Labs, Co-Founder (April 2018 - Present)<br>*Strategy;Fundraising;Business Development<br><br>The Bank of Washington, (November 2015 - Present)<br>*Branch market growth; Financial Analysis; Compliance Assurance |
| Alexander Lebedev | Co-Founder (April 2018 - Present) | Ragnar Labs, Co-Founder (April 2018 - Present)<br>*Full product development;Managing contractors;QA/QC;Vendor sourcing;<br><br>ReelSonar, CEO (October 2012 - Present)<br>Branding;Strategy;Sales;Product Development;QA/QC |

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees/Contractors*

The Company currently has 6 contractors in Washington.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Units | 8,500,000 | Yes | N/A | 100% | N/A |
| 2018 Equity Incentive Plan | 1,500,000 | N/A | If allocated and issued | 0% | N/A |

The Company has the following debt outstanding:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Amortization schedule | Describe any collateral or security | Maturity date | Other material terms |
|---|---|---|---|---|---|---|---|
| Shareholder Loan | Matthew Lebedev | $110,000 | 6% | N/A | N/A | December 31, 2020 | N/A |

## Ownership

A majority of the Company is owned by a few individuals. Those individuals are Matvey Lebedev and Alex Lebedev.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Matvey Levedev | Common Stock | 42.5% |
| Alexander Lebedev | Common Stock | 42.5% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

## Operations

Ragnar Labs, Inc. ("the Company") was incorporated on March 12, 2018 under the laws of the State of Delaware, and is headquartered in Seattle, WA. The Company is developing GILDI, which is a next-generation hardware wallet and accompanying services ecosystem for cryptocurrency investors. By combining both hardware and mobile software, GILDI is a one-stop shop to monitor or exchange current digital assets as well as research potential new investments.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $9,152.52 in cash balances and liquid assets as of September 30, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

## Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

## Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Pre-Seed | 12/31/2018 | Regulation D, 506(b) | SAFE Note | $450,000 | $2.5mm Valuation, 20% Discount, 6% Interest |

**THE OFFERING AND THE SECURITIES**

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of Securities of the Company**

***Common Stock***

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

**Dilution**

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Transfer Agent**

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

On April 3, 2018, the Company entered into a Demand Promissory Note with one of the co-founders for $150,000. Funds are being advanced to the Company on an as-needed basis, and accruing interest at 6% per annum.

Accrued interest is due and payable on December 31, 2020. On August 14, 2019, an addendum to the note was signed stating that the note will not be repaid with proceeds from the crowdfunding campaign.

At December 31, 2018, there was $51,100 and $1,673 outstanding in principal and accrued interest, respectively. During 2018, the Company incurred $125,346 in research & development costs from a company owned by one of the co-founders.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matvey Lebedev
_____
(Signature)

Matvey Lebedev
_____
(Name)

Co-Founder, principal executive officer, principal financial officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matvey Lebedev
_____
(Signature)

Matvey Lebedev
_____
(Name)

Co-Founder, principal executive officer, principal financial officer
_____
(Title)

October 8, 2019
_____
(Date)

/s/Alex Lebedev
_____
(Signature)

Alex Lebedev
_____
(Name)

Co-Founder
_____
(Title)

October 8, 2019
_____
(Date)

*Instructions.*

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*



**RAGNAR LABS, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


December 31, 2018

**RAGNAR LABS, INC.**

For the period from March 12, 2018 (inception) to December 31, 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Ragnar Labs, Inc.
1818 Westlake Ave N, Suite 232
Seattle, WA 98109

We have reviewed the accompanying financial statements of Ragnar Labs, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 12, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

*Fruci & Associates II, PLLC*

Spokane, WA

September 26, 2019

**Members of:**
WSCPA
AICPA
PCPS


**802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

**RAGNAR LABS, INC.**

BALANCE SHEET

December 31, 2018

(unaudited)

|  | 2018 |
|---|---|
| Assets |  |
| Current assets |  |
| Cash and cash equivalents | $ 1,443 |
| Total current assets | 1,443 |
| Intangible assets | 15,635 |
| Total assets | $ 17,078 |
| Liabilities and stockholders' equity |  |
| Current liabilities |  |
| Accounts payable | $ 54,134 |
| Accrued expense - SAFEs | 10,602 |
| SAFEs | 410,000 |
| Total current liabilities | 474,736 |
| Shareholder Loan | 51,100 |
| Accrued interest - related party | 1,673 |
| Total long term liabilities | 52,773 |
| Total liabilities | 527,509 |
| Commitments and contingencies | - |
| Stockholders' equity |  |
| Common stock, 8,500,000 shares issued and outstanding at December 31, 2018 | 850 |
| Accumulated deficit | (511,281) |
| Total stockholders' equity | (510,431) |
| Total liabilities and stockholders' equity | $ 17,078 |

See accountants' review report and accompanying notes to the financial statements.

**RAGNAR LABS, INC.**

STATEMENT OF OPERATIONS

For the period from March 12, 2018 (inception) to December 31, 2018

(unaudited)

|  | 2018 |
|---|---|
| Revenue | $ - |
| Gross profit | - |
| Operating expenses | |
| Research & Development | 494,276 |
| General and administrative | 4,730 |
| Total operating expenses | 499,006 |
| Income (loss) from operations | (499,006) |
| Other income (expense) | |
| Interest expense | (12,275) |
| Total other income (expense) | (12,275) |
| Net income (loss) before income taxes | (511,281) |
| Provision for income taxes | - |
| Net income (loss) | $ (511,281) |

See accountants' review report and accompanying notes to the financial statements.

3

**RAGNAR LABS, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from March 12, 2018 (inception) to December 31, 2018
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
| | Shares | Amount | Paid-in Capital | Earnings (Deficit) | Equity |
|---|---|---|---|---|---|
| **Balance on March 12, 2018 (inception)** | | $ - | $ - | $ - | $ - |
| Founders shares issued | 8,500,000 | 850 | | | 850 |
| Net income (loss) | | | | (511,281) | (511,281) |
| **Balance on December 31, 2018** | - | $ - | $ - | $ (511,281) | $ (511,281) |

See accountants' review report and accompanying notes to the financial statements.

4

**RAGNAR LABS, INC.**

STATEMENT OF CASH FLOWS

For the period from March 12, 2018 (inception) to December 31, 2018

(unaudited)

|  | 2018 |
|---|---|
| Cash flows from operating activities |  |
| Net income (loss) | $ (511,281) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: |  |
| Founders shares issued | 850 |
| Changes in operating assets and liabilities: |  |
| Accounts payable | 54,134 |
| Accrued expenses | 12,275 |
| Net cash used by operating activities | (444,022) |
|  |  |
| Cash flows from investing activities |  |
| Patent applications | (15,635) |
| Net cash used by investing activities | (15,635) |
|  |  |
| Cash flows from financing activities |  |
| Proceeds from SAFEs | 410,000 |
| Proceeds from shareholder loan | 51,100 |
| Net cash provided by financing activities | 461,100 |
|  |  |
| Net increase in cash and cash equivalents | 1,443 |
| Cash and cash equivalents, beginning | - |
| Cash and cash equivalents, ending | $ 1,443 |
|  |  |
| Supplemental cash flow information: |  |
| Cash paid during the period for: |  |
| Interest | $ - |
| Income taxes | $ - |

See accountants' review report and accompanying notes to the financial statements.

**NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Ragnar Labs, Inc. ("the Company") was incorporated on March 12, 2018 under the laws of the State of Delaware, and is headquartered in Seattle, WA. The Company is developing GILDI, which is a next-generation hardware wallet and accompanying services ecosystem for cryptocurrency investors. By combining both hardware and mobile software, GILDI is a one-stop shop to monitor or exchange current digital assets as well as research potential new investments.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Intangibles

The Company is developing patents and capitalizing the costs of patent filings. At December 31, 2018, $15,635 is recorded as an asset on the balance sheet. As no patents have been issued, there is no life yet assigned. Upon issuance, the Company will begin amortizing over the useful life of the patents.

Advertising costs

The Company's advertising costs are expensed as incurred.  During the period from March 12, 2018 (inception) to December 31, 2018, the Company recognized $417 in advertising costs, recorded under the heading 'General and administrative' in the statement of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the period from March 12, 2018 (inception) to December 31, 2018, the Company recognized $494,276 in research and development costs.

Income Taxes

The stockholders of the Company have elected to be taxed under the provisions of subchapters S of the Internal

Revenue Code. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate shares of the Company's taxable income. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitations of three years from the date of the return. As such, the tax return for 2018 remains open to potential examination.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 24, 2019, the date these financial statements were available to be issued.

In February 2019, the Company entered into a SAFE Agreement for $20,000, under the same terms as those disclosed in Note 4.

In May and June 2019, the Company entered into three SAFE Agreements for a total of $200,000. The terms are the same as those disclosed in Note 4 with the exception of an increase in the valuation cap to $7,000,000.

In March and May 2019, the Company issued a total of 700,000 stock options to advisors. Options are exercisable at $0.01/share, expire ten years after grant date, and vest over four years.

During the period from January 1, 2019 to September 2, 2019, an additional $57,812 has been added to the balance of the demand note with the co-founder disclosed in Note 3.

**NOTE 2 – GOING CONCERN**

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $511,281 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

On April 3, 2018, the Company entered into a Demand Promissory Note with one of the co-founders for $150,000.

Funds are being advanced to the Company on an as-needed basis, and accruing interest at 6% per annum. Accrued interest is due and payable on December 31, 2020. On August 14, 2019, an addendum to the note was signed stating that the note will not be repaid with proceeds from the crowdfunding campaign.

At December 31, 2018, there was $51,100 and $1,673 outstanding in principal and accrued interest, respectively.

During 2018, the Company incurred $125,346 in research & development costs from a company owned by one of the co-founders.

**NOTE 4 – SAFE AGREEMENTS**

During the period from March 12, 2018 (inception) to December 31, 2018, the Company entered into SAFE Agreements (Simple Agreement for Future Equity) with a number of investors for cash investments totaling $410,000. The SAFE Agreements have no maturity date and accrue an additional amount from date of issue at 7% per annum. The balance of this additional accrual was $10,602 at December 31, 2018.

The SAFE agreements entered into become convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreement is convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing, and B) the price implied by a $2,500,000 valuation cap divided by the capitalization of the Company at the triggering equity financing.

At December 31, 2018, the SAFE Agreements had not yet been converted as a qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized as of December 31, 2018 but will be prior to the qualifying financing. The SAFE Agreements are recorded as a liability.

**NOTE 5 – COMMON STOCK**

The Company has authorized 10,000,000 shares of common stock at $0.0001 par value.

On March 12, 2018, the Company issued 4,250,000 founders shares to each co-founder at par value, for a total of 8,500,000. No other equity transactions have occurred during the period under review.

**EXHIBIT C**
*PDF of SI Website*


DISCLAIMER
This presentation contains offering materials prepared solely by Ragnar Labs, Inc without the ass
not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking staten
to, among other things, the company, its business plan and strategy, and its industry. These state
current views with respect to future events based information currently available and are subject t
could cause the company's actual results to differ materially. Investors are cautioned not to place
forward-looking statements as they are meant for illustrative purposes and they do not represent
levels of activity, performance, or achievements, all of which cannot be made. Moreover, no pers
entity assumes responsibility for the accuracy and completeness of forward-looking statements, a
any such statements to conform them to actual results.
GILDI
smart custody made simple

# Invest in GILDI Wallet

Simple to use Personal Hardware Security Wallet for self-storage of Bitcoin and other digital assets

Edit Profile

| $1,000 | $7,000,000 | Crowd Note |
|---|---|---|
| Minimum | Valuation cap | Security Type |

INVEST IN GILDI WALLET

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: https://gildiwallet.com/products/gildi-hardware-wallet

DOWNLOAD

GILDI Wallet is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by GILDI Wallet without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

## Company Highlights

- Pre-production hardware unit is complete
- Beta mobile App for iOS and Android
- Company and founder have two filed U.S. patent applications: physical security of hardware device and wireless communication (#16/520,913 and #62/775,367)
- Notable investors and advisors: Ben Davenport of BitGo and Beluga; Charlie Lee of Litecoin; Ryan Hurst of Google and GlobalSign; Matt Pauker of Voltage Security and 21e6

## Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $7,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

## Empowering individuals to have self-custody control of their Bitcoin and digital assets by bridging the gap between the usability and security

Not a week goes by in the crypto world without another report of funds being lost, stolen or compromised with little or no possibility of recovery. The poor UX of current solutions has led to investors using less secure storage options that put their funds at risk of theft. Cold Storage (i.e hardware wallet) should be considered as an option for everyone who is managing digital assets.

Current hardware wallets are akin to the cellphones in 90s -- they work for their intended purpose, but are inconvenient to use, lack advanced functionality, and are overpriced given the hardware involved.  For widespread adoption of blockchain technology and cryptocurrency, investors and consumers need one easy-to-use device paired with an application ecosystem that "just works".

GILDI solves these issues by offering industry-leading security and connectivity features packed into a portable, affordable, and user-friendly device. The credit card-sized GILDI Wallet is waterproof, durable, tamper-responded, tamper-evident, supply chain traceable,  Bluetooth enabled, and offers a similar UX to traditional smartphones. Furthermore, assets are protected by two independent layers of encryption, a dedicated secure app processor, and an isolated, secure enclave to store private keys.

By building around UX and ease-of-use without sacrificing functionality, GILDI is making digital asset storage more accessible, convenient, and secure.

Gallery





**Public Overview Video.**

The Team

Founders and Officers



**Alexander Lebedev**
CO-FOUNDER

Alex has over 17 years' experience in developing and commercially distributing hardware device. The past 6+ years his focus has been on consumer mobile connected devices via Bluetooth and mobile applications, with the most recent product being www.reelsonar.com a wireless  mobile connected fish finder to help you catch fish. Alex holds MS, Biomedical and MBA Finance/Marketing



**Matthew Lebedev**
CO-FOUNDER



Matt has over 10 years' experience in commercial banking with focus on bringing FinTech technology products and services to market. Matt holds a BS in Finance.

## Notable Advisors & Investors

 **Ben Davenport**

 **Charlie Lee**

 **Sean Miller**

 **Ryan Hurst**

 **Matt Pauker**

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $750,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $500,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Crowd Note |
| Conversion discount: | 20.0% |
| Valuation Cap: | US $7,000,000 |
| Interest rate: | 6.0% |
| Note term: | 24 months |

### Additional Terms

| | |
|---|---|
| Closing conditions: | While GILDI Wallet has set an overall target minimum of US $500,000 for the round, GILDI Wallet must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to GILDI Wallet's Form C. |

| Regulation CF cap: | While GILDI Wallet is offering up to US $750,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF. |
| --- | --- |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Salaries ● Marketing ● R&D ● Production/QC

● Salaries ● Marketing ● R&D ● Production/QC

## Investor Perks

- Invest $1,000 to receive complimentary GILDI wallet unit from our pre-launch production (anticipated delivery beginning Q1 2020) + 3 month subscription to www.Blockroots.com (our trusted partner for in depth Bitcoin and digital asset analysis and trading strategies)
- Invest $3,000 to receive complimentary GILDI wallet + 6 month subscription to Blockroots.com
- Invest $5,000+ to receive 2x GILDI wallet units + 1 year subscription to Blockroots.com

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of GILDI Wallet's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

| Pre-Seed | |
|---|---|
| Round Size | US $450,000 |
| Closed Date | Dec 31, 2018 |
| Security Type | Convertible Note |
| Valuation Cap | US $2,500,000 |

## Market Landscape

**Market opportunity:**

According to Blockchain.com, as of April 2019 there are over 36M registered wallet users, while Coinbase has added over 5M new users in the past 10 months of 2019.

According to Mordor Intelligence report, the hardware wallet market was valued at USD 128.69 million in 2018 and is expected to reach USD 495.9 million by 2024 at a CAGR of 24.93% over the forecast period (2019 - 2024).

Ledger.com has published that it sold more than 1.5M hardware wallets in the last two years, representing a small fraction of the acquired crypto global user market.

Fidelity and Bakkt are opening their global market users to cryptos, with Facebook in regulatory stages to introduce their crypto token to their 1.7B global users., while Telegram with 300M global users is releasing their digital GRAM token with plans to open crypto trading within their social messaging platform.

With more than 250,000 bitcoin transactions taking place every day, on average, hardware wallets are anticipated to become essential to provide security and self-control to investors' holdings with the freedom to transact digital assets on a regular basis.

**Barriers to entry:**

1. Highly technical and expensive design challenges to securely and properly integrate cryptographic protocols with hardware/software
2. Supply chain management
3. Reputation and community trust, both are paramount with digital assets and private key management

**Competition:**

Ledger and Trezor are the closest competitors, although smaller competitors have recently entered the market such as Satoshi Labs, Key Hodlers, Coinkite, and Coolbitx.

**Competitive Advantage/ Differentiation:**

1. Operational hardware and advanced hardware security/software features

2. Ability to support advanced cryptographic protocols such as MPC, Schnorr, etc

3. Ease of use and affordability

**Target customer:**

1. Existing cryptocurrency and digital asset users

2. Novice users who want an easy and convenient option to self-store their digital assets

## Risks and Disclosures

*The development and commercialization of the Company's products and services are highly competitive.* It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The crypto asset hardware wallet market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

*The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability.* In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

*The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.* In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

*The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product.* It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

*The Company's cash position is relatively weak.* The Company currently has only $125,009.79 in cash balances and liquid assets as of June 30, 2019. This equates to 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

*The Company's expenses will significantly increase as they seek to execute their current business model.* Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

*The Company may not be successful in obtaining issued patents.* The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

*The Company's success is dependent on consumer adoption of crypto asset hardware wallets, a relatively unproven market.* The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for crypto asset hardware wallets is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of crypto asset hardware wallets that the Company has experienced in the past will continue in the future.

*The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.* It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive crypto asset hardware wallets space. Additionally, the product may be in a market where customers will not have brand loyalty.

*The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.* Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

*The Company is subject to rapid technological change and dependence on new product development.* Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

**The Company is still beta testing the first version of their application.** Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

**As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations.** In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

**Blockchain networks face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia.** Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the tokens may be exchanged, the liquidity of the tokens, the ability to access marketplaces or exchanges on which to trade the tokens, and the structure, rights, and transferability of tokens.

**The Company does not have an employment contract in place with its employees.** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the Company's employees were to leave Ragnar Labs, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

**The Company's Directors, Matthew Lebedev and Alexander Lebedev, are the sole Directors, and as a result, are solely responsible for making critical decisions for the Company, such as whether to raise money and whether to enter into important strategic transactions.** Matthew Lebedev and Alexander Lebedev have the ability to control the outcome of all matters submitted to the Company for approval, including the election, removal, and replacement of Directors, and any merger, consolidation, or sale of all or substantially all of the Company's assets.

**Not all of the founders or key employees are currently working full time for the Company.** As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

**The company has conducted related party transactions.** On April 3, 2018, the Company entered into a Demand Promissory Note with one of the co-founders for $150,000. Funds are being advanced to the Company on an as-needed basis, and accruing interest at 6% per annum. Accrued interest is due and payable on December 31, 2020. On August 14, 2019, an addendum to the note was signed stating that the note will not be repaid with proceeds from the crowdfunding campaign. At December 31, 2018, there was $51,100 and $1,673 outstanding in principal and accrued interest, respectively. During 2018, the Company incurred $125,346 in research & development costs from a company owned by one of the co-founders.

**The Company has not filed a Form D for its SAFE offering from 2018.** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

**Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors")** Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

| Say something here... | POST |
| --- | --- |

Frequently Asked Questions

**About Side by Side Offerings**

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

## Making an Investment in GILDI Wallet

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by GILDI Wallet. Once GILDI Wallet accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to GILDI Wallet in exchange for your securities. At that point, you will be a proud owner in GILDI Wallet.

**What will I need to complete my investment?**

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, GILDI Wallet has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now GILDI Wallet does not plan to list these securities on a national exchange or another secondary market. At some point GILDI Wallet may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when GILDI Wallet either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is GILDI Wallet's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the GILDI Wallet's Form C. The Form C includes important details about GILDI Wallet's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**
*Investor Deck*



9:41
GILDI
Good Evening
9:41 PM
1BTC
Current Balance
Send
Receive
Trade
0 ETH
Current Balance
Send
Receive
Trade
Connected to GILDI Wallet
Wallet
Last Updated
5/23/19 10:26am
6.12415 ETH

# GILDI

smart custody made simple







# DISCLAIMER

This presentation contains offering materials prepared solely by Ragnar Labs, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



# Our Vision

Simple & Secure – CONTROL YOUR KEYS. CONTROL YOUR ASSETS.

**Privacy:** Highest level of offline cold storage security device

**Ownership:** Physical control of assets through cryptographic key management

**Control:** Simple mobile user experience to meet everyday needs



# Team And Advisors



**Alex Lebedev, MS/MBA**
Co-Founder GILDI; ReelSonar; Mirabilis
Medica; JeNu. (Nine patents)



**Matthew Lebedev**
Co-Founder GILDI; 12yrs+ commercial banking experience,
serving as a VP for a regional bank in Washington State.



**Ryan Hurst**
Cloud and Security Executive.
PM Public Trust Services Google;
CTO GlobalSign; CSO 21E6, Inc



**Ben Davenport**
Co-founder BitGo and Beluga (FB Messenger).
Formerly @Facebook @Google @Microsoft



**Matt Pauker**
Founder of 21E6 Inc;
Voltage Security



**Sean Miller**
FinTech Executive.
Founder LendOptions; Founder Payline Data



**Josh Datko**
Lead Firmware Engineer



**Ian MacDuff**
Embedded Software Engineer



**Mark Connover**
Lead App Developer



**Stephanie Buno**
UI and UX Designer



**Tim Etchells**
Lead Electrical Engineer



# Digital Asset Market:

- 2019 reached 40M verified blockchain wallet users, a 2X increase from 2018

- "Global Hardware Wallet market sales was valued at $129M in 2018 and could reach $500M by 2024" *(source: Mordor Intelligence)*

- As of 2019, Square Cash App with its 7M+ registered users, absorbed over 10% of daily Bitcoin mining supply *(source: Square 10K, Coinmetrics.io)*

- Fidelity (20M+ retail clients) and TD Ameritrade (11M+ retail clients) are in plans to open crypto trading on their platforms



Number of Blockchain wallet users worldwide from 2nd quarter 2019



# Digital Asset Ecosystem Today

**USERS DO NOT HAVE A SIMPLE EXPERIENCE UNDER ONE ROOF**

## How Blockchain Companies Market Themselves



## What Users Want





# GILDI Solution:

**UNIFIED EXPERIENCE: MOBILE APP WITH A WIRELESS HARDWARE WALLET**

✓ SECURITY OF COLD STORAGE IN USERS' HANDS
✓ CONVENIENCE OF TRADITIONAL BANKING
✓ FULL FUNCTIONALITY OF DIGITAL ASSET EXCHANGES

**Insurance Policy**
- Accredited Key Management Storage

**Portfolio Management**
- News Portal/Social Trading

**Payment**
-Built-in NFC for POS
-P2P/Cross-border

**Exchanges**
-Direct API/SDK access

**Crypto/STO**
-Compatible with a wide range of coins/tokens

**Legal**
-Smart Contracts/Lending

**Digital Identity**
-FIDO2 Password-based Authenticator
- KYC Help Onboarding



# GILDI Hardware Wallet:

**SECURED WITHOUT TRADEOFFS:**

✓ TAMPER RESPONDENT
✓ DEDICATED CRYPTO CHIP
✓ FAMILIAR UI EXPERIENCE

**COG $25**





51.82 mm

82.55 mm






9:41 AM
GILDI
Good Evening
9:41 PM
1BTC
Current Balance
Send
Receive
Trade
0 ETH
Connect to GILDI Wallet
Connect
Ready to Pair
Connect GILDI wallet using
GILDI Mobile App

# Current Market: Hardware Wallets

| Feature | GILDI | Trezor One | Ledger X |
|---|---|---|---|
| **Touch screen** | Yes (TFT 240x320) | No (LCD 128x64) | No (OLED 250x30) |
| **MCU (application chip)** | nRF52 | STM32F205 | STM32F042K |
| **Dedicated crypto chip** | K81 | No | ST31H320 |
| **Wireless** | Noise over Bluetooth | No | Bluetooth |
| **NFC** | Yes | No | No |
| **Waterproof** | Yes | No | No |
| **Device to Device cloning** | Yes | No | No |
| **Mobile App** | Yes | No | Yes |
| **Price** | $89 | $50 | $119 |









TREZOR

Ledger

# Current Market: Hardware Wallets Vulnerabilities

| Feature | GILDI | Trezor One | Ledger X |
|---|---|---|---|
| Potted | Yes | No | No |
| Dedicated crypto chip | Yes | No | Yes |
| Tamper detection | Yes | No | No |
| HW serials | Yes, chips verify in SW | No | No |
| Trusted boot | Yes | Yes | Yes |
| Engraved case | Yes | No | No |
| Remote attestation | Yes | No | No |
| Randomized keypad | Yes | Yes | No |
| Tamper evident seal on box | Yes | Yes | No |









# GILDI Hardware Wallet:

**PERSONAL CUSTODY STRENGTHENED WITH HARDWARE**



## PORTABLE: NFC AND BLUETOOTH ENABLED

- Credit card-sized, waterproof (IP67), tamper-respondent/evident **(PATENT FILED)**.
- Simple and fast on-the-go mobile flexibility.



## REFOCUSING AROUND THE CUSTOMER BY PROVIDING USER-FRIENDLY INTERFACE

- 2.4" Full-color, touchscreen display has a smartphone-like UX.
- Pairs seamlessly to a user's smartphone to further reduce operating errors.



## SECURE GENERATION STORAGE AND MANAGEMENT OF ENCRYPTED KEYS

- Assets protected by <u>two</u> independent layers of encryption:
  - ✓ Dedicated secure app processor.
  - ✓ An isolated secure enclave to store private keys.
- Device-app communication Bluetooth over secure Noise Protocol **(PATENT FILED)**.



## COMPATIBLE WITH MODERN USE CASES

- Storing a wide variety of current tokens, as well as next-generation tokenized assets (ie. STO).
- Two-factor/multi-factor protocols, FIDO/U2F.



# GILDI App

## SIMPLE MANAGEMENT AND TRADES IN YOUR POCKET



# GILDI App

## FULL SUITE TO MANAGE, TRACK, AND TRADE DIGITAL ASSETS



### PARTNERSHIPS WITH BLOCKCHAIN EXCHANGES AND SERVICE PROVIDERS

- Leverage Partnerships API/SDK to quickly increase adoption users base.
- Allow developers to create new tools that interact with GILDI Wallet.



### PRODUCTS AND SERVICES BASED ON CUSTOMERS PREFERENCES

- Services can cater to investors of all experience levels and portfolio sizes.
- Future services may include: portfolio management services, insurance, lending portal, a P2P payment network, index services, and more.



### RESEARCH AMPLIFIED BY THE COMMUNITY

- Users can network with other investors.
- Pay to subscribe to professional investors' channels to analyze their portfolios.



# Project Status:

**PATENTS-FILED & PROTOTYPE IN-HAND**

- April 2018: Ragnar Labs formed; $450K Angel round via SAFE.

- December 2018: Hardware Wallet prototype in-hand & Alpha version of app (iOS and Android) developed.

- Two US patent applications:
  1. DEVICE AUTHENTICATION AND SESSION CONFIDENTIALITY SYSTEM.
  2. METHOD SYSTEM AND METHOD FOR DETERMINING INTRUSION.

- Seeking: $3M Seed raise for 20K production run and go-to-market execution.

# Future products: GILDI Enterprise

## Key Management as-a-service:

Remote Attestation via Trusted Secure Environment provides multiple unique and customizable deployment workflow models to key management assurances

- ✓ Multi-person control
- ✓ Multi-signature transaction using multiple pins to unlock funds
- ✓ Insured and accredited key storage service
- ✓ Third-party escrow/management of firmware code signing keys
- ✓ Support of Cryptographic Algorithms





9:41
Authorized Users
Device
GILDI Wallet
128235ADHW
Transaction Limit
> 10.00 BTC
Accounts
First
CEO
Second
CFO
Third
Co-founder
Add Authorized User
CEO Pin
Enter Pin
1 2 3
4 5 6
7 8 9
0
ENTERPRISE
Transaction
Send
Amount
.099292994 BTC
Address
1j138...103ak887
Fee
0.0001515 BTC
*required
Threshold Settings
Transaction Limit
Require approval for transactions exceeding:
10.00
$ 33,300.00

# Key Goals:

## OUR MARKS FOR SUCCESS

- COG: $25 | SRP: $89.99 making GILDI the most affordable self-custody cold storage hardware:

  ✓ Ability to purchase with cryptocurrency (i.e. BTC, ETH, XRP, etc).
  ✓ Secure key strategic partnerships with blockchain networks/service provider.
  ✓ GILDI White-Label Offering.

- 2019-2024: 5M+ GILDI Wallets in circulation:

  ✓ Market share leader for consumer hardware wallet.
  ✓ Introduction of next version GILDI Enterprise HW (i.e FIDO2; Identity; B2B).
  ✓ Introduction of GILDI App Community Services.



# We’ve Done this Before:

## OUR TEAM IS EXPERIENCED AT MAKING CONSUMER ELECTRONICS & COMPANION APPLICATIONS

- **iBobber-** Castable wireless bluetooth bobber that connects to your smartphone via App. www.reelsonar.com
    - 120k+ units sold & 125k+ App user in the first 12 months.
- **Payline-** *full service payment processing software solution, serving more than 10,000 merchants & processing over $2B annually.* www.paylinedata.com
    - Acquired by Providence Equity Partners 2017.

We know how to avoid common pitfalls: delayed update timelines, poor usability at launch, poor user communication

- 15 year established & tested relationships with direct manufacturing facilities & suppliers in US and China.
- Proven track record to quickly scale-up utilizing built-in supply management/operations/QC.



# Financials:



| PRO-FORMA KEY SUMMARY DATA | Go-To Market | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|---|
| Newly Acquired Customers | 20,000 | 100,000 | 300,000 | 700,000 | 1,500,000 | 2,250,000 |
| Total Nunber of Customers | 20,000 | 120,000 | 420,000 | 1,120,000 | 2,620,000 | 4,870,000 |
| Paying Subscription Customers | - | - | 12,000 | 34,500 | 79,500 | 147,000 |
| **Gross Revenue** | | | | | | |
| Gildi Hardware Revenue | 1,800,000 | 9,000,000 | 27,000,000 | 63,000,000 | 135,000,000 | 202,500,000 |
| Gildi Subsciption Revenue | - | - | 1,260,000 | 3,360,000 | 7,860,000 | 14,610,000 |
| **Total** | **1,800,000** | **9,000,000** | **28,260,000** | **66,360,000** | **142,860,000** | **217,110,000** |
| **Cost of Sales** | | | | | | |
| Cost of Goods Sold | 700,000 | 3,500,000 | 7,500,000 | 17,500,000 | 37,500,000 | 56,250,000 |
| **Gross Profit** | **1,100,000** | **5,500,000** | **20,760,000** | **48,860,000** | **105,360,000** | **160,860,000** |
| **Operating Expense** | | | | | | |
| G&A (Incl. Facility) | 189,000 | 780,000 | 1,254,000 | 1,262,000 | 1,405,000 | 1,635,000 |
| Legal | 100,000 | 70,000 | 150,000 | 300,000 | 300,000 | 500,000 |
| Engineering | 441,000 | 1,550,000 | 2,201,500 | 2,338,000 | 2,782,000 | 2,782,000 |
| Operations | 70,000 | 235,000 | 455,000 | 520,000 | 545,000 | 655,000 |
| Sales | 720,000 | 3,376,799 | 10,447,199 | 23,830,199 | 50,653,798 | 76,641,298 |
| Marketing | 345,000 | 1,150,000 | 3,206,000 | 7,311,000 | 15,061,000 | 22,586,000 |
| **Total** | **1,865,000** | **7,161,799** | **17,713,699** | **35,561,199** | **70,746,798** | **104,799,298** |
| **Net Profit (Loss)** | **(765,000)** | **(1,661,799)** | **3,046,301** | **13,298,802** | **34,613,202** | **56,060,702** |

*Assumption: 2024 Hardware Storage market size will be $500M+ and GILDI will capture 30% of the market

# Appendix





# Dedicated Phone HW Wallet:
## How Much Money Are You Willing To Lose?

**"2019 THE YEAR OF EVERYWHERE MALWARE" - McAffe Mobile Threat Report 2019**
Backdoors, cryptomining, fake apps, and banking Trojans all are increasing substantially



Total Mobile Malware

- Keys stored on your phone can never truly be offline
- Third parties are not given sufficient access to achieve the necessary security properties
- Different physical security goals: phones designed for serviceability. Risks cannot be reliably mitigated on a shared-compute device: e.g., Spectre, Meltdown



**EXHIBIT E**
*Video Transcript*

**Exhibit E**
**Video Transcript**

**gildi demo2**
https://www.youtube.com/watch?v=TOEOGnXMn9M&feature=youtu.be

[No Voiceover]